04019819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8201

PROCESSED
OCT 11 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2004
WASH., D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2003 (MM/DD/YY) AND ENDING 07/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue, Suite 4204
(No. and Street)

New Orleans, Louisiana 70170
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Guthans A. Reynoir (504) 582-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bourgeois Bennett, L.L.C.
(Name – *if individual, state last, first, middle name*)

111 Veterans Blvd., 17th Floor, Metairie, LA 70005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Guthans A. Reynoir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P., as of July 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows

X (p) Independent Auditor's Supplementary Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2004 and 2003

Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

We have audited the accompanying statements of financial condition of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2004 and 2003, and the related statements of income, changes in partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) as of July 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public
Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, 17th Floor
Phone (504) 831-4949
Fax (504) 833-9093

507-D St. Philip Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

Bourgeois Bennett, L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 13, 2004.

Exhibit A

STATEMENTS OF FINANCIAL CONDITION

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 48,367	$ 106,581
Receivable from clearing agent	91,793	100,654
Due from employees	8,667	7,025
Trading and investment securities, at market value	46,909	41,812
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $184,892 in 2004 and $183,212 in 2003	7,120	8,801
Other assets	124,861	94,628
Totals	$ 327,717	$ 359,501

LIABILITIES AND PARTNERS' CAPITAL

	2004	2003
Loan payable to clearing agent	$ 33,646	$ 28,540
Note payable to bank	65,000	68,000
Accounts payable and accrued expenses	21,545	10,010
Total liabilities	120,191	106,550
Commitments and contingency (Notes 9, 10 and 12)	-	-
Partners' capital	207,526	252,951
Totals	$ 327,717	$ 359,501

See notes to financial statements.

Exhibit B

STATEMENTS OF INCOME

Hattier, Sanford & Reynoir

(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2004 and 2003

	2004	2003
Revenues		
Commissions	$ 678,230	$ 625,020
Net gains on principal transactions including unrealized gains and losses	366,455	424,565
Underwriting	20,732	13,822
Total revenues	1,065,417	1,063,407
Expenses		
Employee compensation and benefits	425,167	399,733
Salary of general partner	135,451	142,330
Communications	27,717	28,735
Interest	6,349	11,229
Occupancy and equipment rental	210,719	219,184
Other operating expenses	244,372	196,641
Total expenses	1,049,775	997,852
Net income	$ 15,642	$ 65,555

See notes to financial statements.

Exhibit C

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2004 and 2003

	2004	2003
Partners' Capital at Beginning of Year	$ 252,951	$ 288,054
Capital contributions	25,000	33,139
Withdrawals	(86,067)	(133,797)
Net income	15,642	65,555
Partners' Capital at End of Year	$ 207,526	$ 252,951

See notes to financial statements.

Exhibit D

STATEMENTS OF CASH FLOWS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

For the years ended July 31, 2004 and 2003

	2004	2003
Cash Flows From Operating Activities		
Net income	$ 15,642	$ 65,555
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,681	3,268
Decrease (increase) in assets:		
Receivable from clearing agent	8,861	(17,551)
Due from employees	(1,642)	411
Trading and investment securities	(5,097)	45,665
Other assets	(30,233)	(482)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	11,535	4,031
Total adjustments	(14,895)	35,342
Net cash provided by operating activities	747	100,897
Cash Flows From Financing Activities		
Net borrowings over payments (payments over borrowings) on loan payable to clearing agent	5,106	(42,055)
Net borrowings over payments (payments over borrowings) on note payable to bank	(3,000)	68,000
Capital withdrawals, net of contributions	(61,067)	(100,658)
Net cash used in financing activities	(58,961)	(74,713)
Net Increase (Decrease) In Cash	(58,214)	26,184
Cash Balance		
Beginning of year	106,581	80,397
End of year	$ 48,367	$ 106,581

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2004 and 2003

Note 1 - ORGANIZATION

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a registered limited liability partnership as provided in Louisiana Revised Status 9:3431 and 3432.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting For Partnership

The financial statements include only those assets, liabilities and results of operations of the partners which relate to the business of Hattier, Sanford & Reynoir. No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the trade date.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Equipment and Improvements

Furniture, equipment, and leasehold improvements are recorded at acquisition cost. Furniture and equipment are depreciated using accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the 31.5-year tax recovery period.

e. Statement of Cash Flows

For the purposes of the Statements of Cash Flows, the Company considers short-term, highly liquid investments other than those held for sale in the ordinary course of business to be cash equivalents.

Note 3 - RECEIVABLES FROM AND PAYABLES TO CLEARING AGENT

At July 31, 2004, the Company has an agreement with Southwest Securities, Inc. (SWS) to act as its agent and transact the Company's securities trades. The Company compensates SWS for transactions brokered and SWS remits commissions and fees on trades of securities to the Company on a monthly basis. The amount due from SWS is $91,793 at July 31, 2004.

At July 31, 2003, the Company had an agreement with Dain Correspondent Services (Dain), a division of Dain Rauscher Incorporated to act as its clearing agent. This agreement was terminated in November 2003, however, the Company is still holding inventory at Dain at July 31, 2004. The amount which was due from Dain at July 31, 2003 was $100,654. In addition, the Company was indebted on a loan payable to Dain in the amount of $33,646 at July 31, 2004 and $28,540 at July 31, 2003 for certain securities purchased for the Company's account. Market values of securities held as collateral by Dain at July 31, 2004 and 2003 were $43,609 and $38,512, respectively. Interest is paid monthly to Dain based on the daily loan balance and amounted to $3,429 and $7,766 for the years ended July 31, 2004 and 2003, respectfully.

Note 4 - TRADING AND INVESTMENT SECURITIES

Trading and investment securities consist of securities carried at market value. The resulting unrealized gains and losses are included in operations. Such security positions at July 31, 2004 and 2003 are summarized as follows:

	2004	2003
State and municipal obligations	$43,113	$38,150
Corporate stocks	3,796	3,662
Totals	$46,909	$41,812

Securities pledged as collateral on loans from Dain are described in Note 3.

Note 5 - NOTE PAYABLE TO BANK

At July 31, 2004 and 2003, the Company had a line of credit with a bank for $75,000. The interest rate for the line of credit is the bank's prime rate which was 4.75% and 4.5% at July 31, 2004 and 2003, respectively. Borrowings by the Company on the line of credit totaled $65,000 and $68,000 at July 31, 2004 and 2003, respectively. Interest payments made on the line of credit during the years ended July 31, 2004 and 2003 totaled $3,154 and $2,367 respectively. The line of credit expires on October 31, 2004.

During the years ended July 31, 2004 and 2003, the maximum amount of borrowings at any month-end was $75,000. The month-end average of such borrowings was $67,083 and $52,083 at a weighted average interest rate of 4.52% and 4.72% during the years ended July 31, 2004 and 2003, respectively.

Note 6 - CASH FLOW INFORMATION

Cash payments of interest expense totaled $6,349 and $11,229 for the years ended July 31, 2004 and 2003, respectively.

Note 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At July 31, 2004 and 2003, there were no liabilities subordinated to claims of general creditors as determined under subparagraph (d)(2) of rule 17a-5 of the Securities Exchange Act of 1934.

Note 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At July 31, 2004 and 2003, the Company's net capital was $145,873 (.15 to 1) and $171,579 (.06 to 1), respectively. The required net capital was $100,000 at July 31, 2004 and 2003.

Note 9 - COMMITMENTS

In the normal course of business, the Company enters into when issued and underwriting commitments. The Company had no such commitments at July 31, 2004 and 2003.

Note 10 - LEASE COMMITMENT

The Company is obligated on an operating lease for its office space through August 2005. In addition, the Company leases certain equipment and vehicles under operating leases through January 2007. Rent expense was $177,038 and $192,246 for the years ended July 31, 2004 and 2003, respectively.

Future minimum rental payments as of July 31, 2004 are as follows:

Year Ending July 31,	Amount
2005	$146,234
2006	22,609
2007	5,527
Total	$174,370

Note 11 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in certain banks. The balances in each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's uninsured cash balances did not exceed FDIC limits at July 31, 2004. The Company's uninsured cash balances were approximately $5,000 at July 31, 2003.

Note 12 - CONTINGENCY

The Company is a defendant in a claim arising out of the ordinary course of its broker/dealer services. The claim will be adjudicated by an arbitration panel under the rules of the National Association of Securities Dealers. Management intends to vigorously defend its belief that the Company should not be held at fault. However, due to the nature and stage of the claim, it is at least reasonably possible that the outcome of the claim could result in a loss. Legal counsel to the Company has stated that an estimate of loss, if any, cannot be accurately estimated at this time.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2004

Computation of Net Capital

Total partners' capital	$ 207,526
Deductions and/or charges:	
Nonallowable assets:	
Securities (not readily marketable)	(3,300)
Furniture, equipment and leasehold improvements	(7,120)
Loans and advances	(8,667)
Prepaid insurance	(3,919)
Federal tax deposit	(35,789)
Other assets	(110)
Net capital before haircuts on securities positions	148,621
Haircuts on securities:	
Trading and investment securities:	
Exempted securities	2,668
Other securities	74
Money market fund	6
	2,748
Net capital	$ 145,873

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 21,545

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 100,000
Excess net capital	$ 45,873
Excess net capital at 1000%	$ 143,718
Percentage of aggregate indebtedness to net capital	15%

There are no material differences between the above computations and the Company's corresponding FOCUS REPORT PART IIA, Form X-17A-5 for the above date.

Bourgeois Bennett

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners,
Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.),
New Orleans, Louisiana.

In planning and performing our audit of the financial statements and supplemental schedule of Hattier, Sanford & Reynoir (A Limited Partnership, L.L.P.) (the Company) for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

1340 West Tunnel Blvd., Suite 430
P. O. Box 2168
Houma, LA 70361-2168
Phone (985) 868-0139
Fax (985) 879-1949

Certified Public Accountants | Consultants
A Limited Liability Company

P. O. Box 60600
New Orleans, LA 70160-0600
Heritage Plaza, 17th Floor
Phone (504) 831-4949
Fax (504) 833-9093

507-D St. Philip Street
P. O. Box 1205
Thibodaux, LA 70302-1205
Phone (985) 447-5243

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bourgeois Bennett, L.L.C.

Certified Public Accountants.

New Orleans, Louisiana,
August 13, 2004.